

July 31, 2020

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137
People's Republic of China

> **Re: GDS Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 17, 2020**
> **File No. 001-37925**

Dear Mr. Wei Huang:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 3. Key Information
A. Selected Financial Data
Non-GAAP Measures, page 4

1.   Your adjusted NOI non-GAAP measure includes adjustments for certain expenses such as selling and marketing expenses, general and administrative expenses and research and development expenses. Tell us how you considered the guidance in Question 100.01 of the non-GAAP CD&Is when adjusting for what appears to be normal cash operating expenses. Further, tell us what this measure is intended to convey and how it is useful information to investors. To the extent you are attempting to show a non-GAAP gross profit measure, please reconcile to the appropriate GAAP measure of gross profit. In this regard, we acknowledge you revised this reconciliation in response to our prior comment

1 in our letter dated July 31, 2018; however, based on your current form of reconciliation, it appears that you are intending to reflect a non-GAAP gross profit measure and therefore, should reconcile and label the measure accordingly. Please revise or explain.

D. Risk Factors, page 6

2. We note your risk factor discussion on the limitations on the ability of the PCAOB to conduct investigations of your auditor. In future filings, please include another risk factor that highlights recent developments (e.g. Article 177 of PRC Securities Law effective March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Melissa Kindelan, Senior Staff Accountant at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology